Exhibit 8.1

Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

December 8, 2014

Kitara Media Corp.

525 Washington Blvd, Suite 2620

Jersey City, NJ 07310

Re:	Merger into Kitara Merger Sub, Inc.

Dear Sirs:

We have acted as counsel to Kitara Media Corp., a corporation organized under the laws of the state of Delaware (“Kitara”), in connection with its proposed merger (the “merger”) into Kitara Merger Sub, Inc. (“Merger Sub”). You have requested our opinion in connection with the federal income tax consequences of the proposed merger on the stockholders of Kitara.

FACTS

The relevant facts are set forth in (a) the Registration Statement No. 333-199892 originally filed with the Securities and Exchange Commission on November 5, 2014, as amended (the “Registration Statement”), (b) the Agreement and Plan of Reorganization, dated as of October 10, 2014, by and among Kitara, Kitara Holdco Corp. (“New Holdco”) , a wholly-owned subsidiary of Kitara, and Kitara Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of New Holdco (“Merger Agreement”), and (c) the Unit Exchange Agreement, dated as of October 10, 2014, by and among Kitara, New Holdco, Future Ads LLC (“Future Ads”) and the holders of the outstanding limited liability company interests of Future Ads (the “members”) (the “Exchange Agreement”). For purposes of this opinion we have assumed and relied upon the truth and accuracy of the information set forth in the aforesaid documents.

A summary of the facts are as follows:

Parties

Kitara, a Delaware corporation originally formed under the name “Ascend Acquisition Corp.” on December 5, 2005, is a digital media and technology company providing complete video solutions to advertisers, digital publishers, and video content providers. With nearly 500 million monthly video advertising views, Kitara delivers precise targeting and engagement for advertisers, accretive monetization and engaging video content for publishers, and expanded distribution for video content providers. Kitara’s common stock is traded on the OTCBB under the symbol “KITM.”

Kitara Media Corp. December 8, 2014 Page 2

New Holdco, a Delaware corporation formed October 7, 2014, was formed solely for the purpose of being a holding company of both Kitara and Future Ads from and after completion of the transactions contemplated by the Merger Agreement and the Exchange Agreement. New Holdco is currently a wholly-owned subsidiary of Kitara. New Holdco has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement and Exchange Agreement.

Merger Sub, a Delaware corporation formed on October 7, 2014, was formed solely for the purpose of consummating the merger with Kitara. Merger Sub is currently a wholly-owned subsidiary of New Holdco.

Future Ads, a California limited liability company originally formed on September 9, 2008, is a diversified online advertising company. Future Ads generates revenues through the sale of advertising to advertisers who want to reach consumers in the United States and internationally to promote their products and services. Future Ads delivers advertising through its real-time, bid-based, online advertising platform called Trafficvance.

The Merger and Exchange

Pursuant to the Merger Agreement, Merger Sub will merge with and into Kitara, with Kitara surviving the merger as a wholly-owned subsidiary of New Holdco. In the merger, each outstanding share of Kitara common stock will be converted into one share of New Holdco common stock.

Immediately following the merger and as part of a single integrated transaction, pursuant to the Exchange Agreement, the members of Future Ads will exchange all of the outstanding limited liability company interests of Future Ads for cash, shares of New Holdco common stock and the right to receive certain additional payments. Of the shares of New Holdco common stock to be outstanding, the former Kitara stockholders and certain of the former members of Future Ads will own 95,884,241 shares (or 38.3%) and 154,213,092 shares (or 61.7%), respectively, i.e., together owning 100% of the issued and outstanding common stock of New Holdco.

Future Ads will be a wholly-owned subsidiary of New Holdco.

New Holdco will become the new publicly traded company.

Kitara Media Corp. December 8, 2014 Page 3

DISCUSSION OF LAW AND OPINION

A. Tax-free Transfer to Controlled Corporation

Section 61 of the Internal Revenue Code of 1986, as amended (“Code”), provides that gross income includes “gains derived from dealings in property.” Code section 1001 provides that the sale or exchange of property shall be a taxable event and gain “shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis” of the property.

Certain types of exchanges, however, are afforded nonrecognition treatment where the exchange does not change the taxpayer’s capital investment, but merely the form in which the taxpayer holds it. In these cases, the potential gain for recognition is preserved by substituting the basis of the relinquished property for the basis of the property received.

Code section 351(a) provides that:

No gain or loss shall be recognized if property is transferred to a corporation b one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in section 368(c) of the corporation.

Code section 368 (c) defines control to mean:

the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

If the transferor receives property other than stock, the transferor is taxed on the lesser of the amount of such other property or the gain realized on the transfer. Code section 351(b).

The business combination of Kitara and Future Ads pursuant to the Merger Agreement and Exchange Agreement constitutes a transfer of property, i.e., stockholder interests in Kitara and member interests in Future Ads, pursuant to Code section 351(a), immediately following which transfer the transferors together own 100% of New Holdco. This form of merger structure is known as “the horizontal double dummy” technique and qualifies as a tax-free section 351 exchange. Rev. Rul. 68-357, 1968-2 C.B. 144; PLR 8822062, PLR 200139002, Rothman, Capps, Herzog and Brady, 759 T.M., Transfers to Controlled Corporations: Related Problems, A-72 and A-77; Ginsburg, Levin & Rocap, Mergers, Acquisitions, and Buyouts §9.04 (Sept 2014 Ed).

Kitara Media Corp. December 8, 2014 Page 4

Code section 358 provides that in the case of an exchange to which section 351 applies, the “basis of the property permitted to be received under such section without the recognition of gain or loss shall be the same as that of the property exchanged.”

Code section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. Code section 1222(3) defines “long-term capital gain” as gain from the sale or exchange of a capital asset held for more than one year.

Code section 1223(1) provides that if a capital asset has the same basis as the property for which it is being exchanged, the taxpayer’s holding period includes the period the taxpayer held the property surrendered.

Treasury Regulations § 1.351-3 requires each person transferring property to a corporation and receiving stock of the corporation in a section 351 exchange, if immediately after the exchange, the transferor owns at least 5% of the transferee corporation’s publicly traded outstanding stock, to include that person’s income tax return a statement disclosing the pertinent facts of the section 351 exchange.

B. Treatment of Kitara Stockholders

Assuming that the above factual statements are the same on the Effective Date, our opinion of the Federal income tax consequences of the proposed merger to U.S. Holders of shares of Kitara common stock are as follows:

1.	no gain or loss will be recognized by a U.S. Holder upon receipt of New Holdco common stock in the merger;

2.	the aggregate basis of New Holdco common stock received in the merger by a U.S. Holder will equal a U.S. Holder’s aggregate tax basis in the shares of Kitara common stock surrendered in exchange therefor; and

3.	the holding period of the New Holdco common stock received by a U.S. Holder will include the holding period of the Kitara common stock surrendered in exchange therefor.

U.S. Holders of Kitara common stock that receive shares of New Holdco common stock as a result of the merger will be required to retain records pertaining to the merger and its shares of Kitara common stock. Any U.S. Holder who owns at least 5% (by vote or value) of the total outstanding shares of Kitara common stock after the merger will be required to file a statement with such holder’s U.S. federal income tax return for the year in which the merger takes place, setting forth certain facts relating to the merger, including the fair market value of and the aggregate tax basis in the shares of Kitara common stock surrendered in the merger.

Kitara Media Corp. December 8, 2014 Page 5

We consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement, and to the references to this opinion and to this firm in the Registration Statement.

Very truly yours,

/s/ Graubard Miller